October 17, 2007

VIA EDGAR AND FAX

John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 001-13227

Dear Mr. Nolan:

This letter is submitted on behalf of Camden National Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of October 11, 2007 to the undersigned (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Note 5, Derivative Financial Instruments, page 53

1.	We refer to your response to the third bullet point of comment 2 in which you state the following regarding how you documented at inception the hedged cash flows forecasted transaction related to a $50 million rolling portfolio of Prime based loans:

•

The original documentation of the cash flow hedge does not explicitly state that the “first-payments received” methodology provided for in Implementation Issue No. 25 was used to describe the forecasted transaction.

•

The Company has subsequently enhanced its documentation and expanded its quarterly tests of effectiveness which has permitted it to conclude that the previous quarterly assertions of hedge effectiveness are valid and the hedging relationship will continue to be 100% effective.

•	The financial statement impact of adjusting the derivative instruments to fair value through current earnings would have been quantitatively and qualitatively immaterial under both SAB 99 and SAB 108.

Based on the above response it appears that the original documentation of the cash flow hedging relationship does not describe with sufficient specificity the methodology for identifying the hedged interest payments under SFAS 133 Implementation Issue No. G25 and for assessing hedge effectiveness of the forecasted transaction as required by paragraph 28(a)(2) of SFAS 133. Please revise this note in future filings to provide the following information:

•

Describe the correction of an error to record as economic hedges the derivative transactions previously recorded as cash flow hedges with 100% effectiveness under SFAS 133 Implementation Issue No. G25.

The Company is relying on a principles-based approach in determining that the initial documentation indicated clearly the hedging strategy and provided adequate identification of the forecasted transactions. The Company relied explicitly on the guidance provided in Implementation Issue No. G25 before entering into the transaction and in evaluating the hedging relationship. Based on our intent, our reliance on a principles-based approach, and our recognition that related guidance and industry practice continue to evolve, we intend to continue to record the derivative transactions as cash flow hedges, which have achieved, and currently are achieving, 100% effectiveness.

•

State how you considered that these corrections in the application of SFAS 133 are not material to the financial statements under the quantitative and qualitative guidelines of SAB 99 and under the criteria in SAB 108 for quantifying and evaluating the error under both the roll over and iron curtain approaches to determine if the misstatement is material after considering all quantitative and qualitative factors.

In accordance with SEC Staff Accounting Bulletin No. 99, we believe that any potential financial statement impact would have been, and is currently, immaterial both quantitatively and qualitatively to our financial statements taken as a whole. Quantitatively, the potential financial statement impact for each interim and annual reporting period remains less than 5% of reported earnings. Qualitatively, our intent is to record and report 100% effective cash flow hedges in accordance with SFAS 133 and related guidance. We believe, while considering the total mix of information, that the magnitude of this item would not change or influence the judgment of a reasonable person relying upon the financial reports.

In accordance with SEC Staff Accounting Bulletin No. 108, we have assessed the materiality of any potential financial statement impact using both the rollover and iron curtain approaches. Under the rollover approach, the potential financial statement impact for each interim and annual reporting period was less than 2% of reported earnings. Under the iron curtain approach, the potential financial statement impact for each interim and annual reporting period was less than 5% of reported earnings.

In response to the above statements, we will revise, in future filings, our note as follows:

On July 14, 2005, the Company purchased interest rate protection agreements (floors) with notional amounts of $50.0 million, a strike rate of 6.0% and a termination date of July 14, 2010. These floors were acquired to limit the Company’s exposure to falling rates on Prime Rate loans. The hedging relationship is expected to be 100% effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge as required by paragraph 28(b) of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The cash flows on prime-based interest receipts for the first $50.0 million of the Company’s floating Prime rate based loans for which interest payments are received each quarter are being hedged with two 5-Year Term Floor Agreements with $30 million and $20 million notional value, respectively, and both with a Prime rate 6% strike price. The floor contract will reduce the variability of cash flows from the floating Prime rate based loan portfolio should the rate index of the loans fall below a predetermined level, in this case the 6% strike price. The floor contract was purchased to best match the characteristics of the underlying loans hedged and is tied to the H.15 Prime, while the loans being hedged are tied to WSJ Prime. Under these agreements, the Company paid up front premiums of $410,000, which the Company has been amortizing based on the expense amortization schedule established at the inception of the hedge with the corresponding adjustment to the income statement. With 100% hedge effectiveness, the Company records adjustments for market value changes through Other Comprehensive Income.

The Company believes that the initial documentation clearly indicates the Company’s intent and adequately identifies the forecasted transactions, although the Company has determined the “first-payments received” methodology for describing with sufficient specificity the forecasted transaction, in accordance with Implementation Issue No. G25, “Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans,” was not explicitly stated within the original documentation. The Company has enhanced its documentation and expanded its effectiveness testing to include an assessment of margin variability and a comparison of H.15 and WSJ Prime rates. For each quarter since inception, the Company has assessed the effectiveness of the cash flow hedge to ensure that the floor remains highly effective by reviewing and documenting 1) the existence of an eligible pool of no less than $50 million of Prime based loans, 2) the margin spread of the eligible pool of loans, and 3) the correlation of movement of the WSJ Prime and the H.15 Prime between which, to date, there have been no differences. The Company has concluded that its previous quarterly assertions of hedge effectiveness remain valid. Until maturity, the Company will continue to assess effectiveness and believes the hedging relationship will remain 100% effective. If the cash flow hedge ceases to be highly effective, the Company will record the ineffective portion through its income statement in accordance with SFAS 133.

The Company evaluated the potential financial statement impact had the derivative instrument been adjusted to fair value through current earnings. The Company believes that any potential financial statement impact would have been, and is currently, immaterial both quantitatively and qualitatively in accordance with SEC Staff Accounting Bulletin No. 99 to the Company’s financial statements taken as a whole. In addition, the cumulative effect of any potential financial statement impact, in accordance with SEC Staff Accounting Bulletin No. 108, would have been, and is currently, immaterial to the Company’s financial statements taken as a whole.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (207) 230-2110.

Very truly yours,

/s/ Sean G. Daly
Sean G. Daly Senior Vice President and Chief Financial Officer